UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Belk, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class A Common Stock, $0.01 Par Value

Class B Common Stock, $0.01 Par Value

(Title of Class of Securities)

Class A — 07784H109

Class B — 07783B103

(CUSIP Number of Class of Securities)

Ralph A. Pitts
Executive Vice President,
General Counsel	With a Copy to:
and Corporate Secretary	John D. Capers, Jr.
Belk, Inc.	King & Spalding LLP
2801 West Tyvola Road	1180 Peachtree Street
Charlotte, NC 28217-4500	Atlanta, GA 30309
(704) 357-1000	(404) 572-4600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$100,000,000	$13,640

*Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 2,000,000 shares at $50.00 per share.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,640
Form or Registration Number: Schedule TO
Filing Party: Belk, Inc.
Date Filed: April 25, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed on April 25, 2013 by Belk, Inc., a Delaware corporation, in connection with its offer to purchase up to 1,500,000 shares of its Class A common stock, $0.01 par value per share, and up to 500,000 shares of its Class B common stock, $0.01 par value per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2013, and in the related Letter of Transmittal.

The information in the Offer to Purchase is hereby expressly incorporated in this Amendment No. 1 to Schedule TO by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.   Additional Information.

The section under the heading “9. Certain Information About Belk – SELECTED FINANCIAL DATA” of the Offer to Purchase is hereby supplemented by adding the following information:

The summary historical consolidated financial data presented below are derived from audited consolidated financial statements of the Company as of and for the fiscal years ended February 2, 2013 and January 28, 2012. The pro forma financial data presented below gives effect to the purchase by us of 1,500,000 shares of Class A common stock and 500,000 shares of Class B common stock at $50.00 per share pursuant to the Offer as if the Offer were completed as of February 2, 2013 in the case of balance sheet data, and as of January 28, 2012 in the case of statement of income data.

This pro forma financial data is presented for informational purposes and is not indicative of the operating results that would have occurred had the Offer been consummated as of these dates. Accordingly, this pro forma data is not necessarily indicative of future results. The financial data presented below should be read in conjunction with our consolidated financial statements and the notes thereto, included in the Annual Report on Form 10-K for the fiscal year ended February 2, 2013.

	Actual Fiscal Year Ended		Unaudited Pro Forma Fiscal Year Ended February 2, 2013
	February 2, 2013	January 28, 2012

	(Dollars in Thousands, except per share data)		(Dollars in Thousands, except per share data)
Statement of Income Data

Revenues	3,956,866	3,699,592	3,956,866
Cost of Goods Sold	2,636,140	2,461,515	2,636,140
Operating Income	339,937	300,910	339,937
Net Income	188,370	183,148	188,338

Basic Net Income Per Share	4.34	4.04	4.55
Diluted Net Income per Share	4.31	4.02	4.52
Basic Weighted Average Shares Outstanding	43,435,314	45,355,941	41,435,314
Diluted Weighted Average Shares Outstanding	43,712,263	45,579,987	41,712,263

Balance Sheet Data

Current Assets	1,344,388	1,405,094	1,244,388
Current Liabilities	555,768	559,676	555,768
Working Capital	788,620	845,418	688,620
Non Current Assets	1,137,975	1,109,122	1,137,975
Non Current Liabilities	663,974	718,310	663,974
Total Assets	2,482,363	2,514,216	2,382,363
Total Liabilities	1,219,742	1,277,986	1,219,742
Stockholders’ Equity	1,262,621	1,236,230	1,162,621
Book Value Per Share	29.56	27.52	28.55

Ratio of Earnings to Fixed Charges	6.7	5.9	6.7

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2013

Belk, Inc.

By:	/s/ Ralph A. Pitts
	Name:	Ralph A. Pitts
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Exhibits.

(a)(1) *	Form of Offer to Purchase, dated April 25, 2013.

(a)(2) *	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(3) *	Form of Letter to Stockholders of Belk from Thomas M. Belk, Jr., Chairman and Chief Executive Officer, dated April 25, 2013.

(a)(4) *	Form of Notice of Guaranteed Delivery.

(a)(5) *	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2013.

(a)(6) *	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7) *	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of February 2, 2013, prepared by Willamette Management Associates.

(b)	Not applicable.

(d)(1)	Belk, Inc. Revised Executive Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Belk’s Quarterly Report on Form 10-Q, filed on June 12, 2008).

(d)(2)	Belk, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit A of Belk’s Proxy Statement for the Annual Meeting of Shareholders, filed on April 21, 2010).

(d)(3)	Belk, Inc. 2011-2013 Stretch Incentive Plan (incorporated by reference to Exhibit 10.6 of Belk’s Annual Report on Form 10-K, filed on April 12, 2011).

(d)(4)	Belk, Inc. 2014-2016 Stretch Incentive Plan (incorporated by reference to Exhibit 10.9 of Belk’s Annual Report on Form 10-K, filed on April 17, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on April 25, 2013.

4